Exhibit 99.1

FOR FURTHER INFORMATION:
AT INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
FEBRUARY 9, 2007
LJ INTERNATIONAL’S LORENZO BRAND
SELECTED AS A CONTRIBUTOR TO STARS’
GIFT BAGS AT 2007 GRAMMY AWARDS
Neck Piece by Famed Designer Omar Torres Will be Included
In Gift Bags for Performers and Presenters; Company
Also Will Display Products in Celebrities’ Backstage Lounge
HONG KONG and LOS ANGELES, February 9, 2007 — LJ International, Inc. (LJI) (Nasdaq/GM: JADE), one of the fastest growing jewelry companies in the world, and through its brand name ENZO, the largest foreign jewelry retailer in China, today announced that its LORENZO brand has been selected as one of the exclusive items to be included in the gift bags and backstage lounge programs at this year’s Grammy Awards, considered by many as music industry’s equivalent to the Oscars. This year’s Grammy Awards will be held on February 11, 2007 at the Staples Center in Los Angeles.
The gift bags, which are traditionally handed out to performers, presenters and nominees, as well as members of the media, will include a stunning Green Amethyst neck piece in Sterling Silver and 18 karat gold. This exclusive LORENZO-branded piece was designed by LJI’s Chief Designer, Omar Torres, who is renowned for his design work with Bvlgari and Movado. The Grammy Neck Piece and the entire LORENZO Brand Collection are now available at over 700 Authorized LORENZO Retail Jewelers throughout the United States.

LORENZO will also be featured at the Grammy Lounge, a backstage area catering to the show’s celebrity participants. The Lounge will be open for the three days of rehearsal leading up to the February 11 award event. As a Grammy Lounge sponsor, LORENZO will also have the opportunity to display a wider assortment of its jewelry products.
Yu Chuan Yih, Chairman and CEO of LJ International, commented, “We are pleased at this extraordinary opportunity to introduce the LORENZO brand name to some of the world’s most glamorous and fashion-forward entertainers. The gift bag and lounge programs at the Grammy and Oscar Awards have become newsworthy events in themselves. We expect that LJI and its LORENZO brand – sold through our global retail partners – should have a significantly higher profile thanks to our featured Grammy role.”
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, manufacturing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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